JP Morgan Access Multi-Strategy Fund, LLC and

J. P. Morgan Access Multi-Strategy Fund II

270 PARK AVENUE

NEW YORK, NEW YORK 10017

VIA EDGAR

December 28, 2012

Vincent J. Di Stefano

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	JP Morgan Access Multi-Strategy Fund, LLC (File No. 811-21552) (the “MS I Fund”) and J. P. Morgan Access Multi-Strategy Fund II (File No. 811-22575) (the “MS II Fund” and together with the MS I Fund, the “Funds”)

Dear Mr. Di Stefano:

This letter is in response to the comments you provided on October 26, 2012 with respect to the Funds. You provided comments to the MS I Fund’s Registration Statement and stated that all such comments also applied to the MS II Fund’s Registration Statement. As such, we are filing the same response letter for both Funds and all comments and the responses to each comment apply to both Funds.

PROSPECTUS COMMENTS

Summary of Terms – Risk Factors

1.	Comment: The fifth bullet under the Risk Factors section states that leverage incurred by underlying Investment Funds “may increase the volatility of the Investment Funds.” Please revise this disclosure to state that leverage incurred by the underlying Investment Funds may also increase the potential for losses.

Response: We respectfully submit that we believe the summary risk factor is sufficient as drafted. We note that this section is intended to concisely summarize the various risks of investing in the Funds and that additional, more fulsome disclosure similar to which you requested is already included in the “Types of Investments and Related Risks” section later in the registration statement (see “Types of Investments and Related Risks – Leverage”). As such, the Fund respectfully declines to modify the disclosure as requested at this time. However, while the Fund believes the disclosure is sufficient as drafted, it will consider adding the requested disclosure the next time it updates its registration statement.

2.	Comment: The eighth bullet under the Risk Factors section states that underlying Investment Funds may invest in “securities of non-U.S. issuers, including those located in emerging markets”. Please include a list of risks associated with investments in emerging markets.

Response: We respectfully submit that we believe the summary risk factor is sufficient as drafted. We note that this section is intended to concisely summarize the various risks of investing in the Funds and that additional, more fulsome disclosure similar to which you requested is already included in the “Types of Investments and Related Risks” section later in the registration statement (see “Types of Investments and Related Risks – Non-U.S. Securities”). As such, the Fund respectfully declines to modify the disclosure as requested at this time. However, while the Fund believes the disclosure is sufficient as drafted, it will consider adding the requested disclosure the next time it updates its registration statement.

3.	Comment: The sixteenth bullet under the Risk Factors section states that underlying Investment Funds may use derivatives for hedging and non hedging purposes. Please include a list of risks associated with investments in derivatives.

Response: We respectfully submit that we believe the summary risk factor is sufficient as drafted. We note that this section is intended to concisely summarize the various risks of investing the Funds and that additional, more fulsome disclosure similar to which you requested is already included in the “Types of Investments and Related Risks” section later in the registration statement (see “Types of Investments and Related Risks – Derivatives”). As such, the Fund respectfully declines to modify the disclosure as requested at this time. However, while the Fund believes the disclosure is sufficient as drafted, it will consider adding the requested disclosure the next time it updates its registration statement.

4.	Comment: The twenty-third bullet under the Risk Factors section states that investors will not be able to avail themselves of the 1940 Act protections with respect to investments in Investment Funds. Please include a list of protections of the 1940 Act.

Response: We respectfully submit that we believe the summary risk factor is sufficient as drafted. However, while the Fund believes the disclosure is sufficient as drafted, it will consider adding the requested disclosure the next time it updates its registration statement.

Summary of Terms – The Investment Manager and Sub-Advisor

5.	Comment: This section currently states that the Investment Management Agreement was “effective as of August 25, 2010”, “had an initial two year term” and will “continue in effect from year to year thereafter if the continuance is approved at least annually by a vote of the Board of Directors.” Please revise the disclosure to make clear that the Agreement has been approved by the Board of Directors since its initial two year term.

Response: The Fund respectfully declines to add this disclosure to its registration statement at this time as it believes the disclosure is clear as drafted. However, the Fund will consider adding the requested disclosure the next time it updates its registration statement. We confirm to the staff that the Board of Directors, in accordance with its obligations under 15(c) of the 1940 Act, approved each Fund’s investment advisory agreements in 2012.

Summary of Fees, Allocations and Expenses

6.	Comment: Please include a statement in the narrative following the Fee Table that “Other Expenses” are based on estimated amounts for the current fiscal year in accordance with Instruction 6 to Item 3 of Form N-1A.

Response: The Fund respectfully declines to add the requested disclosure because the “Other Expenses” line item is based on amounts incurred in the last fiscal year. The Fund believes that adding the disclosure that Other Expenses “are based on estimated amounts for the current fiscal year” is more appropriate for a Fund that has no operating history. However, given that this Fund has an operating history and historical expenses, the Fund believes basing Other Expenses on historical amounts incurred in the last fiscal year is more appropriate.

Investment Policies and Restrictions

7.	Comment: Please let us know whether the Funds look through to the holdings of underlying Investment Funds for purposes of determining whether they are in compliance with their respective concentration policies.

Response: The Funds are not able to look through to the investments of the underlying Investment Funds because the Funds do not have knowledge of the underlying Investment Funds’ investments.

Appendix A

8.	Comment: Please disclose how many times each board committee met during the previous fiscal year.

Response: This information will be added to each Fund’s registration statement the next time the Fund updates its registration statement.

In connection with your review of the above filings, the undersigned hereby acknowledges on behalf of the Funds that: (1) each Fund is responsible for the adequacy and the accuracy of the disclosure contained in the filings; (2) comments of the staff of the Securities and Exchange Commission (“Staff”), if any, or changes to disclosure in Response to Staff Comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing made; and (3) each Fund may not assert Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Funds.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (212) 648-0919 or John Fitzgerald at (212) 648-2085.

Sincerely,

/s/ Carmine Lekstutis
Carmine Lekstutis Assistant Secretary

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